March 2011 Pricing Sheet dated March 25, 2011 relating to Preliminary Terms No. 690 dated February 24, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities
RevConsSM
Three RevConsSM Each Based on a Different Common Stock Due September 30, 2011
Reverse Convertible Securities
PRICING TERMS FOR ALL REVCONS – MARCH 25, 2011
Issuer:	Morgan Stanley
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Payment at maturity:
Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any trading day from but excluding the pricing date to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Initial share price:	The initial share price for each RevCons is the closing price of the underlying stock on the pricing date. See “Specific Terms for Each RevCons—Initial share price” below.
Determination date:
The determination date for each RevCons is three business days before the maturity date of that RevCons, subject to postponement in the event of certain market disruption events. See “Specific Terms for Each RevCons—Determination date” below.

Exchange ratio:	For each RevCons, the stated principal amount divided by the initial share price, subject to adjustments for corporate events. See “Specific Terms for Each RevCons—Exchange ratio” below.
Trigger price:	For each RevCons, the trigger level times the initial share price. See “Specific Terms for Each RevCons—Trigger price” below.
Coupon:	Payable monthly at the specified interest rate beginning April 30, 2011.
Pricing date:	March 25, 2011
Original issue date:	March 30, 2011
Listing:	The RevCons will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated, a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

SPECIFIC TERMS FOR EACH REVCONS
Underlying stock:	AK Steel Holding Corporation common stock	Dean Foods Company common stock	Netflix, Inc. common stock
Underlying stock issuer:	AK Steel Holding Corporation (“AKS”)	Dean Foods Company (“DF”)	Netflix Inc. (“NFLX”)
Maturity date:	September 30, 2011	September 30, 2011	September 30, 2011
Interest rate:	14.75% per annum	13.50% per annum	15.00% per annum
Trigger level:	80%	80%	80%
Determination date:	September 27, 2011	September 27, 2011	September 27, 2011
CUSIP:	617482RN6	617482RP1	617482RS5
ISIN:	US617482RN69	US617482RP18	US617482RS56
Initial share price:	$15.63	$10.50	$230.01
Trigger price:	$12.504	$8.40	$184.008
Exchange ratio:	63.97953	95.23810	4.34764
Aggregate principal amount:	$190,000	$100,000	$153,000

Commissions and Issue Price:	Per AKS RevCons	Total	Per DF RevCons	Total	Per NFLX RevCons	Total
Price to public	$1,000	$190,000	$1,000	$100,000	$1,000	$153,000
Agent’s commissions(1)	$20	$3,800	$20	$2,000	$20	$3,060
Proceeds to issuer	$980	$186,200	$980	$98,000	$980	$149,940

(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $20 for each AKS RevCons, $20 for each DF RevCons and $20 for each NFLX RevCons they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 690 dated February 24, 2011

Prospectus Supplement for RevCons dated August 20, 2009          Prospectus dated December 23, 2008

The RevCons are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.